AFOCUSEDPATH.COM, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2019



CERTIFIED PUBLIC ACCOUNTANTS

AFOCUSEDPATH.COM, INC.

INDEX TO REPORT

DECEMBER 31, 2019



CERTIFIED PUBLIC ACCOUNTANTS

ACCOUNTANT'S COMPILATION REPORT

To the Stockholder
Afocusedpath.com, Inc.
Memphis, Tennessee

Management is responsible for the accompanying financial statements of Afocusedpath.com, Inc., which comprise the balance sheet as of December 31, 2019, and the related statements of income, stockholder's equity, and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy of the completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Memphis, Tennessee
September 11, 2020

Henderson Hutcherson & McCullough, PLLC

AFOCUSEDPATH.COM, INC.

BALANCE SHEET

DECEMBER 31, 2019

(See Accountant's Compilation Report)

ASSETS

CURRENT ASSETS

Cash	$	25,279
Due from stockholder		3,187

TOTAL ASSETS	$	28,466

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Federal income tax payable	$	5,921
State income tax payable		2,153
Total liabilities		8,074

STOCKHOLDER'S EQUITY

Common stock - no par value, 1,000 shares authorized, 1,000 shares issued and outstanding		-
Retained earnings		20,392
Total stockholder's equity		20,392

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	28,466

AFOCUSEDPATH.COM, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2019

(See Accountant's Compilation Report)

REVENUE	$	47,786
OPERATING EXPENSES		19,399
INCOME BEFORE INCOME TAXES		28,387
INCOME TAX EXPENSE		
Federal		5,921
State		2,053
Total income tax expense		7,974
NET INCOME	$	20,413

AFOCUSEDPATH.COM, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2019

(See Accountant's Compilation Report)

	Common Stock		Retained Earnings	Total Stockholder's
	Shares	Amount	(Deficit)	Equity
BALANCE - December 31, 2018	1,000	$ -	$ (21)	$ (21)
Net income	-	-	20,413	20,413
BALANCE - December 31, 2019	1,000	$ -	$ 20,392	$ 20,392

AFOCUSEDPATH.COM, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2019

(See Accountant's Compilation Report)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	20,413
Changes in assets and liabilities:		
Due from stockholder		(3,087)
Accounts payable		(21)
Federal and state income tax payable		7,974
NET CHANGE IN CASH		25,279
Cash - beginning of year		-
Cash - end of year	$	25,279

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Afocusedpath.com, Inc. (the "Company") specializes in developing and marketing a specialty educational software platform. The platform supports a child's education by creating an online educational village of family, close friends, previous teachers and other supporters to stay involved in their child's education.

The significant accounting policies and practices followed by the Company are as follows:

Basis of Accounting

The Company uses the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a C corporation for federal income tax purposes. Income taxes are reported in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes.* The financial statements contain a provision for federal income taxes and state franchise, excise, and income taxes.

Uncertain Tax Positions

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC Topic 740, *Income Taxes.* Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company recognizes revenues from subscription sales of its platform once the user license is granted to the customer.

Advertising and Promotion Costs

Advertising costs are expensed as incurred. During the year ended December 31, 2019, advertising expenses totaled $479.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – RELATED PARTY TRANSACTIONS

From time-to-time the Company's shareholder may loan resources to the Company and borrow resources from the Company. As of December 31, 2019, the Company reported a receivable from the sole-shareholder totaling $3,187.

NOTE 3 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to December 31, 2019 through the date of the independent auditor's report (the date the financial statements were available to be issued) for potential recognition or disclosure in the consolidated financial statements. Management has identified the following event that requires disclosure.

Worldwide Pandemic

Subsequent to March 31, 2020, local, U.S., and world governments have encouraged self-isolation to curtail the spread of the global pandemic, coronavirus disease (COVID-19), by mandating temporary work stoppage in many sectors and imposing limitations on travel and size and duration of group meetings. Most industries, including the Organization, are experiencing significant disruption to activities as a result of these actions. There is unprecedented uncertainty surrounding the duration of the pandemic, its potential economic ramifications, and any government actions to mitigate them. Given there can be no assurances regarding the duration of this pandemic, it is at least possible that adverse consequences to the Organization's financial position, results of operations and cash flows could result.